UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 15)

RINKER GROUP LIMITED
(Name of Subject Company)

RINKER GROUP LIMITED
(Name of Person(s) Filing Statement)

Ordinary Shares
American Depositary Shares, each representing the right to receive five Ordinary Shares
(Title of Class of Securities)

Ordinary Shares (ISIN: AU000000RIN3)
American Depositary Shares (CUSIP: 76687M101)
(CUSIP Number of Class of Securities)

Peter Abraham
General Counsel & Company Secretary, Rinker Group Limited
Level 8, Tower B, 799 Pacific Highway
Chatswood NSW 2067, Australia
+61 2 9412 6600

WITH COPIES TO:

Philip T. Ruegger III, Esq.
Alan M. Klein, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 15 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Rinker Group Limited (“Rinker” or the “Company”) with the Securities and Exchange Commission (the “Commission”) on November 28, 2006 (as amended, the “Statement”) relating to the offer by CEMEX Australia Pty Ltd (the “Bidder”), a corporation incorporated under the laws of Australia and a wholly owned subsidiary of CEMEX, S.A.B. de C.V. (“CEMEX”), to purchase all of the ordinary shares of Rinker (“Rinker Shares”) including Rinker’s American Depositary Shares (“Rinker ADRs”) which each represents the right to receive five Rinker Shares (the “Offer”).  In connection with a revised Offer which was made on April 10, 2007 pursuant to the terms and conditions of the Bid Agreement dated April 10, 2007, between Rinker, CEMEX and the Bidder (the “Bid Agreement”), as amended pursuant to a letter agreement dated April 16, 2007 (the “Letter Agreement”), Rinker’s board of directors (the “Board”) has prepared a First Supplementary Target’s Statement (the “Supplementary Target’s Statement”) pursuant to applicable securities laws in Australia.  The Supplementary Target’s Statement, which will be mailed to Rinker shareholders, is filed as Exhibit (a)(31) to this Statement and is incorporated by reference in its entirety.

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 2.  Identity and Background of Filing Person.

Item 2 is hereby amended and supplemented as follows:

On April 9, 2007 (New York time), or April 10, 2007 (Sydney time), the Company, the Bidder and CEMEX entered into the Bid Agreement, as amended pursuant to the Letter Agreement dated April 16, 2007, which sets forth the terms and conditions upon which the Bidder agreed to propose a revised Offer (the “Revised Offer”).  The Revised Offer is described in amendments to the Bidder’s Tender Offer Statement on Schedule TO, which were filed with the Commission on April 10, April 17 and April 18, 2007, and in the Fourth Supplementary Bidder’s Statement dated April 17, 2007 and the Fifth Supplementary Bidder’s Statement dated April 18, 2007, which were filed with the Commission on April 17, 2007 and April 18, 2007, respectively (the amendments to the Bidder’s Tender Offer Statement on Schedule TO, the Fourth Supplementary Bidder’s Statement and the Fifth Supplementary Bidder’s Statement, collectively, the “Revised Offer Documents”).

Pursuant to the Revised Offer Documents, the Bidder is offering to purchase from holders of Rinker Shares and Rinker ADRs (the “Shareholders”) all of the outstanding: (i) Rinker Shares at a price per share of US$15.85 in cash (less any applicable withholding taxes and without interest), and (ii) Rinker ADRs at a price per Rinker ADR of US$79.25 in cash (less any applicable withholding taxes and without interest) (such prices, the “Revised Offer Price”).  Under the Revised Offer, CEMEX will not reduce the Revised Offer Price by the amount of the dividend of AUS$0.16 per each Rinker Share (AUS$0.80 per each Rinker ADR) which was paid by the Company on December 11, 2006.  In addition, the terms of the Revised Offer provide that holders of Rinker Shares who accept the Revised Offer are given the option (in addition to the existing options available under the Offer) to receive a fixed Australian Dollar Price of AUS$19.50 for the first 2,000 Rinker Shares (or for all of the holder’s Rinker Shares if such holder owns less than 2,000 Rinker Shares).  This option will not be available to holders of Rinker ADRs.

The Revised Offer is subject to the sole condition that the Bidder obtain tenders of at least 90% of the Rinker Shares (including any Rinker ADRs) and will expire at 5:00 a.m. (New York time) on May 18, 2007 and 7:00 p.m. (Sydney time) on May 18, 2007, unless the Bidder extends the Revised Offer or unless the Revised Offer is withdrawn.

The information set forth in the Supplementary Target’s Statement in the Chairman’s letter, under Questions and Answers, under Section 1.1 (“Important Information—Increased Offer”) and Section 1.3 (“Important Information—Your choices as a Rinker shareholder”) is incorporated herein by reference.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 4 below is incorporated herein by reference.

The information set forth in the Supplementary Target’s Statement under Questions and Answers and under Section 1.4 (“Important Information—Bid Agreement”) is incorporated herein by reference.

Item 4.   The Solicitation or Recommendation.

Item 4 is amended and restated in its entirety as follows:

(a) Solicitation/Recommendation

At a meeting held on April 9, 2007 (New York time), the Board unanimously (i) determined that, in the absence of a superior proposal, acceptance of the Revised Offer is in the best interests of the Company’s Shareholders and (ii) recommended that the Shareholders accept the Revised Offer in the absence of a superior proposal and tender their Rinker Shares (including their Rinker ADRs) in the Revised Offer.

The information set forth in the Supplementary Target’s Statement in the Chairman’s letter, under Questions and Answers, under Section 1.2 (“Important Information—Director’s recommendation”) and under Section 1.3 (“Important Information—Your choices as a Rinker shareholder”) is incorporated herein by reference.

(b) Reasons; Background of the Revised Offer

Background to the Revised Offer.  Shortly before the Bidder announced its intention to make the Offer on October 27, 2006, Mr. Héctor Medina, the Executive Vice President of Planning and Finance of CEMEX, acting on behalf of Mr. Lorenzo Zambrano, the Chairman and Chief Executive Officer of CEMEX telephoned Mr. John Morschel, the Chairman of Rinker, to inform him of the Bidder’s intention to make the Offer.  Following this initial contact, Rinker did not engage in any discussions or negotiations with any representatives of CEMEX or the Bidder until March 6, 2007.

On March 6, 2007, Mr. Morschel received a message from a third party that Mr. Zambrano wished to meet with Mr. Morschel to discuss the Offer.  On March 7, 2007, Mr. Morschel responded to such third party that he would accept a call from Mr. Zambrano.  At a meeting of the Board held on March 8, 2007, Mr. Morschel advised the Board of the indirect approach he received regarding a potential meeting with Mr. Zambrano.  On March 9, 2007, Mr. Zambrano telephoned Mr. Morschel to request a meeting.  Mr. Morschel advised that he would refer the request to the Board.  Following a discussion by the Board on March 15, it was agreed that Mr. Morschel and Mr. Jack Thompson, another member of the Board, should attend the requested meeting with Mr. Zambrano.

On March 21, 2007, Mr. Morschel and Mr. Thompson met with Mr. Zambrano and Mr. Medina.  During the meeting, Mr. Zambrano indicated the Bidder’s willingness to increase the consideration offered in the Offer to a price per share that was below the valuation range contained in the Independent

Expert’s Report previously delivered to the Company and included in the Target’s Statement (the “Valuation Range”).  Mr. Morschel advised Mr. Zambrano that he would communicate the substance of the discussion to the Board.

At a meeting of the Board held on March 23, 2007, Mr. Morschel updated the Board on the March 21, 2007 meeting with the CEMEX representatives.  After discussion by the Board members, together with representatives of UBS Securities (“UBS”), the Company’s financial advisor, regarding, among other matters, the proposed terms of the Offer and the Company’s various strategic alternatives, the consensus of the Board was that it would not recommend a revised Offer which offered consideration at a price per share below the Valuation Range.  On March 24, 2007, Mr. Morschel telephoned Mr. Zambrano to advise him of the Board’s determination.  On March 29, 2007, Mr. Zambrano telephoned Mr. Morschel to schedule another meeting.

At a meeting of the Board held on March 30, 2007, Mr. Morschel informed the Board of the telephone conversation with Mr. Zambrano on March 29, 2007.  After discussion by the Board members, together with representatives of UBS, regarding, among other matters, the discussions with CEMEX and the status of the Company’s various strategic alternatives, the consensus of the Board was that Mr. Morschel and Mr. Thompson should attend the requested meeting with Mr. Zambrano and seek to negotiate the terms of a revised Offer.  On April 2, 2007, Mr. Morschel and Mr. Thompson met again with Mr. Zambrano and Mr. Medina to discuss the potential terms of a revised Offer, the possibility of a recommendation of such revised Offer and the extent of any increase in the consideration under such revised Offer.

At a meeting of the Board held on April 4, 2007, Mr. Morschel informed the Board of the terms of the revised proposal by Mr. Zambrano.  After discussion by the Board members, together with representatives of UBS, regarding, among other matters, the discussions with CEMEX and the status of the Company’s various strategic alternatives, the consensus of the Board was that Mr. Morschel should contact Mr. Zambrano and discuss with him the potential terms of a revised Offer that may be acceptable to the Company.  On April 4, 2007, Mr. Morschel telephoned Mr. Zambrano to advise him of the Board’s determination and discuss various issues to be resolved before the Board would be prepared to recommend to the Shareholders any revised Offer by the Bidder.  Following discussion regarding limited due diligence to be conducted by CEMEX, on April 5, 2007, Rinker and CEMEX entered into a confidentiality agreement.

Over the following days leading up to April 9, 2007 (New York time), the date on which Rinker and CEMEX executed the Bid Agreement, representatives of the Company and CEMEX, and their respective legal counsel, engaged in discussions regarding the proposed terms of a revised Offer by the Bidder, negotiated the terms of the Bid Agreement and conducted certain limited due diligence.

At a meeting of the Board held on April 9, 2007 (New York time), representatives of the Company and the Company’s legal counsel updated the Board regarding the negotiations with CEMEX and its representatives and reviewed with the Board the proposed terms and conditions of the Revised Offer and the proposed Bid Agreement.  The Board members, representatives of UBS, representatives of the Company and the Company’s legal counsel discussed, among other matters, the proposed terms and conditions of the Revised Offer, the proposed Bid Agreement and the process engaged in by Rinker in evaluating and pursuing potential strategic alternatives following the initial announcement of the Offer by CEMEX.  Following discussion, the Board members unanimously voted to approve the execution of the Bid Agreement by the Company and to recommend the Revised Offer to the Company’s Shareholders in the absence of a superior proposal in accordance with the Bid Agreement.

On April 9, 2007 (New York time), or April 10, 2007 (Sydney time), following the Board meeting, Rinker and CEMEX entered into the Bid Agreement.

On April 16, 2007 (New York time and Sydney time), Rinker and CEMEX entered into the Letter Agreement amending certain time frames set forth in the Bid Agreement.

Reasons for Recommendation.  The Board believes that the Revised Offer Price to be received by the Shareholders under the Revised Offer is fair, from a financial point of view, to the Shareholders and that, in the absence of a superior proposal, acceptance of the Revised Offer is in the best interests of the Company and its Shareholders.

The Board has carefully reviewed and considered the Revised Offer, with the benefit of advice from its financial advisors and its legal advisors.  The following is a summary of the principal reasons for the Board’s recommendation:

1.             The Revised Offer represents increased value to the Company’s Shareholders.  The all cash consideration offered in the Revised Offer represents:

•      a 40% premium over the trading price on the Australian Stock Exchange (the “ASX”) for Rinker Shares on October 26, 2006, the last trading day immediately prior to the announcement of the initial Offer;

•      a 5% premium over the closing trading price on the ASX for Rinker Shares on April 5, 2007, the last trading day prior to the announcement of the Revised Offer; and

•      a 23% increase in the US$ price per share offered to the Company’s Shareholders in the initial Offer by the Bidder.

2.             The Revised Offer Price is within the Valuation Range.

3.             The Bidder has removed all defeating conditions to the Offer other than the 90% minimum acceptance condition which remains in place.

4.             The Bidder has agreed that Shareholders may retain the interim dividend of AUS$0.16 per Rinker Share (AUS$0.80 per Rinker ADR), which was paid on December 11, 2006, without reduction to the consideration offered in the Revised Offer.

5.             The Revised Offer is the best alternative available, in the absence of a superior proposal, after taking into account the increased all-cash consideration offered in the Revised Offer  as well as the relevant regulatory, timing, industry-related and other execution risks of   the Company’s other strategic alternatives.

6.             The Board has preserved its ability to respond to superior proposals.

The information set forth in the Supplementary Target’s Statement in the Chairman’s letter, under Questions and Answers and under Section 1.1 (“Important Information—Increased Offer”) is incorporated herein by reference.

(c) Intent to Tender

Except as set forth or incorporated by reference in this Statement, to the knowledge of the Company after reasonable inquiry, all of the directors of the Company that own, directly or indirectly,

Rinker Shares (including any Rinker ADRs) have stated their intention to tender all of their Rinker Shares (including any of their Rinker ADRs) in the Revised Offer.

The information set forth in the Supplementary Target’s Statement in the Chairman’s letter, under Questions and Answers and under Section 1.2 (“Important Information—Directors’ recommendation”) is incorporated herein by reference.

Item 7.   Purposes of the Transaction and Plans or Proposals.

Item 7 is hereby amended and supplemented as follows:

The information set forth in Item 4 above is incorporated herein by reference.

Item 8.   Additional Information.

Item 8 is hereby amended and supplemented as follows:

The information set forth in the Supplementary Target’s Statement under Questions and Answers, Section 1.4 (“Important Information—Bid Agreement”), Section 1.5 (“Important Information—Australian tax considerations”), Section 2 (“Consents”) and Section 3 (“Glossary”) is incorporated herein by reference.

Item 9.                    Exhibits.

Item 9 is amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(31)	Supplementary Target’s Statement, dated April 27, 2007

(a)(32)	News Release: Results of Rinker Group Limited for the fiscal year ended March 31, 2007

(a)(33)	Transcript of conference call conducted by Rinker Group Limited on April 27, 2007

(a)(34)	Appendix 4E Rinker Group Limited Preliminary Final Report for the fiscal year ended March 31, 2007

(a)(35)	Rinker Group Limited financial information for the fiscal quarter ended March 31, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RINKER GROUP LIMITED
Dated: April 27, 2007
	By:	/s/ THOMAS BURMEISTER
		Name:	Thomas Burmeister
		Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(31)	Supplementary Target’s Statement, dated April 27, 2007

(a)(32)	News Release: Results of Rinker Group Limited for the fiscal year ended March 31, 2007

(a)(33)	Transcript of conference call conducted by Rinker Group Limited on April 27, 2007

(a)(34)	Appendix 4E Rinker Group Limited Preliminary Final Report for the fiscal year ended March 31, 2007

(a)(35)	Rinker Group Limited financial information for the fiscal quarter ended March 31, 2007